Exhibit 99.1

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM | NYSE-MKT: KXM

NEWS RELEASE

Kobex Files 2012 Financial Results

Vancouver, BC – April 1, 2013 – Kobex Minerals Inc. (the “Company”) (TSX.V:KXM, NYSE MKT:KXM,) announces that its audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 have been filed on the website www.sedar.com and are also available on the Company's website at http://www.kobexminerals.com.

Shareholders of the Company may also request a hard copy of the Company’s audited financial statements free of charge by contacting +1-604-688-9368 or by e-mail to investor@kobexminerals.com.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Geoffrey Bach, Chief Financial Officer
Tel: 604-688-9368
Fax: 604-688-9336
investor@kobexminerals.com

The TSX Venture Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release.